UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 5 July, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that further to the announcement on 2 July 2019, in respect of the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which the recommended acquisition by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) of the entire issued share capital of Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) is to be implemented, the Realm Net Cash Amount and Exchange Ratio have now been agreed between the parties and fixed.

In accordance with the procedure set out in the Implementation Agreement, Realm and Essa have today agreed that the Company Net Cash Amount Statement (as defined in the Implementation Agreement) and the Realm Net Cash Amount and Exchange Ratio are now fixed.

The final Realm Net Cash Amount is US$20,404,000 and the final Exchange Ratio is 0.0576359 of a New Essa Share for each one Realm Share (or 1.4408975 New Essa Shares for each one Realm ADS representing 25 Realm Shares) subject to the Scheme and any order of the Court at the Court Hearing.

Details of the proposed Acquisition were set out in the scheme document dated 29 May 2019 (the “Scheme Document”). The Scheme remains subject to sanction by the Court at the Court Hearing, which is to take place on 8 July 2019, and the delivery of a copy of the Court Order to the Registrar of Companies. The Scheme is expected to become effective on 10 July 2019.

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 5, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 5, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer